SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF MINUTES OF ORDINARY MEETING OF BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 12, 2008, ISSUED AS A SUMMARY.

NIRE (Companies Registry): 33300011595

1. Date: August 12, 2008.

2. Time: 2:30 p.m.

3. Place: Av. Brig. Faria Lima, 3400, 20º andar, in the city and state of São Paulo

4. Attendees: Benjamin Steinbruch (Chief Executive Officer), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Yoshiaki Nakano, Darc Antonio da Luz Costa and Claudia Maria Sarti (Secretary of the Board of Directors Meeting)

6. Agenda: 6.1 – Revaluation Reserve – In compliance with the provision in Article 6 of Law No. 11,638 as of December 28, 2007 and Article 4 of CVM Instruction No. 469 as of May 2, 2008, the Company’s Management decided for the reversal of the Revaluation Reserve recorded in its fixed assets up to the end of the current fiscal year, upon approval at the Extraordinary General Meeting to be summoned. The book balances object of this reversal will be stated in the 2Q08 Quarterly Information – ITR. 6.2 – Dividend Payment Proposal – The Board of Directors (“Board”), by unanimous vote of attendees, as set forth in Article 31 of the Company’s Bylaws and Article 204 of Law No. 6,404/76, approved, as an advance of the mandatory minimum dividend, the proposal of the Board of Executive Officers to pay to the Company’s shareholders one hundred and sixty million reais (R$160,000,000.00) as dividend, to the income account computed in the balance sheet as of June 30, 2008, corresponding to R$0.207935 per outstanding share of the Company’s capital stock on the present date, not being subject to withholding income tax – IRRF, in compliance with the legislation in force. Dividends will be paid as of August 27, 2008. As dividends approved hereof are an advance to the minimum mandatory dividend, such approval shall be ratified at the Company’s Annual Shareholders Meeting, and, therefore, be included in the proposal for 2008 earnings allocation. 6.3 – Reelection of Chairman and Vice Chairman of the Board of Directors – The Board appointed, as set forth in Article 13, Paragraph 1 of the Bylaws, Board Members BENJAMIN STEINBRUCH and JACKS RABINOVICH as Chairman and Vice Chairman of the Company’s Board of Directors, respectively; 6.4 – Reelection of Audit Committee Members – The Board, as set forth in Article 29 of the Bylaws, by unanimous vote, appointed Board Members Yoshiaki Nakano, Dionísio Dias Carneiro Netto and Fernando Perrone for another term of office as Audit Committee Members, up to the annual general meeting which will appraise the accounts for the year to be ended on December 31, 2008, being effective until the investiture of their successors. 6.5 – Board of Executive Officers – The Board, by unanimous vote, decided to unify the terms of office of Chief Executive Officer Benjamin Steinbruch and Executive Officers Otávio de Garcia Lazcano, Enéas Garcia Diniz, Juarez Saliba de Avelar, Pedro Felipe Borges Neto and Isaac Popoutchi, so that their respective terms of office are hereof revalidated, to end on April 30, 2009, being effective until the investiture of their successors.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s head offices.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting of Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.